

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2011

Via Email
Malcolm W. Sherman
Executive Vice President
Delta Mutual, Inc.
14362 N. Frank Lloyd Wright Blvd., Suite 1103
Scottsdale, AZ 85260

>   **Re: Delta Mutual, Inc.**
>   **Am. No. 1 to Item 4.01 Form 8-K**
>   **Filed May 24, 2011**
>   **File No. 0-30563**

Dear Mr. Sherman:

We have reviewed your filing on May 24, 2011 and have the following comment. Please respond to this letter within five business days by providing the requested information or by advising us when you will provide the requested response.

Please note that you must respond in writing to the comments in our letter dated May 16, 2011 and in this letter. Merely filing an amendment to your Form 8-K is not an adequate response. Please submit your written response as correspondence on EDGAR as required by Rule 101 of Regulation S-T. As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars at (202) 551-3348 if you have questions. In her absence you may contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant